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                                                                    EXHIBIT 99.1

                             THE ENSTAR GROUP, INC.

                PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
                        SAFE HARBOR COMPLIANCE STATEMENT
                         FOR FORWARD-LOOKING STATEMENTS

     In passing the Private Securities Litigation Reform Act of 1995 (the "Reform Act"), 15 U.S.C.A. Section 77z-2 and 78u-5 (Supp. 1996), Congress encouraged public companies to make "forward-looking statements" by creating a safe harbor to protect companies from securities law liability in connection with forward-looking statements. The Enstar Group, Inc. ("Enstar" or the "Company") intends to qualify both its written and oral forward-looking statements for protection under the Reform Act and any other similar safe harbor provisions.

     "Forward-looking statements" are defined by the Reform Act. Generally, forward looking statements include expressed expectations of future events and the assumptions on which the expressed expectations are based. All forward-looking statements are inherently uncertain as they are based on various expectations and assumptions concerning future events and they are subject to numerous known and unknown risks and uncertainties which could cause actual events or results to differ materially from those projected. Due to those uncertainties and risks, the investment community is urged not to place undue reliance on written or oral forward-looking statements of Enstar. The Company undertakes no obligation to update or revise this Safe Harbor Compliance Statement for Forward-Looking Statements (the "Safe Harbor Statement") to reflect future developments. In addition, Enstar undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time.

     Enstar provides the following risk factor disclosure in connection with its continuing effort to qualify its written and oral forward-looking statements for the safe harbor protection of the Reform Act and any other similar safe harbor provisions. The following risk factors, in addition to other information provided in the Company's periodic and interim reports, should be considered when evaluating the Company. The risks described below are not the only ones that Enstar faces. There may be additional risks and uncertainties. If any of the following risks actually occur, Enstar's business, financial condition or results of operations could be materially and adversely affected and the trading price of Enstar's common shares could decline significantly.

ACQUISITIONS; UNCERTAINTY OF ACQUISITION TARGETS; COMPETITION FOR SUITABLE ACQUISITIONS

     In July 2000, the Company, through B.H. Acquisition, a joint venture with Castlewood Limited ("Castlewood") and an entity controlled by Trident II, L.P. ("Trident"), acquired as an operating business two reinsurance companies, Brittany Insurance Company Ltd. ("Brittany") and Compagnie Europeenne d'Assurances Industrielles S.A. ("CEAI"). Brittany and CEAI are principally engaged in the active management of books of reinsurance business from international markets. The Company owns 50% of the voting stock and a 33% economic interest in B.H. Acquisition. As part of the transaction, Castlewood owns 33% of the voting stock and a 45% economic interest in B.H. Acquisition. The Company's ownership in B.H. Acquisition is accounted for using the equity method of accounting.

     In November 2001, the Company, together with Trident and the shareholders and senior management of Castlewood (the "Castlewood Principals"), completed the formation of a new venture, Castlewood Holdings, to acquire and manage insurance and reinsurance companies, including companies in run-off (insurance and reinsurance companies that have ceased the underwriting of new policies), and to provide management, consulting and other services to the insurance and reinsurance industry (the "Castlewood Holdings Transaction"). As part of the transaction, the Company made a capital commitment of $39.5 million for its interest in Castlewood Holdings. The Company owns 50% of the voting stock of Castlewood Holdings and the Castlewood Principals and Trident each own 25% of Castlewood Holdings' voting stock. The Company owns a 32.89% economic interest in Castlewood Holdings. Castlewood is a private Bermuda-based firm, experienced

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in managing and acquiring reinsurance operations. The Company's ownership in
Castlewood Holdings is accounted for using the equity method of accounting.

     As a result of this transaction, the Company's 33% direct economic interest in B.H. Acquisition increased by an additional indirect economic interest through Castlewood Holdings. At December 31, 2004, the Company's beneficial ownership in B.H. Acquisition was 47.8%. The Company's combined voting interest in B.H. Acquisition is limited to 50%.

     Immediately following the closing of the Castlewood Holdings Transaction, the Company contributed $12.5 million to Castlewood Holdings. In August 2002, the Company funded an additional $21 million to Castlewood Holdings. The funds were used, in part, to capitalize Fitzwilliam (SAC) Insurance Limited ("Fitzwilliam"), a wholly owned subsidiary. Fitzwilliam, based in Bermuda, offers specialized reinsurance protections to related companies, clients of Castlewood Holdings and other third-party companies. The remaining commitment of approximately $7.2 million was funded in March 2003. The funds were used for the purchase of The Toa-Re Insurance Company (UK) Limited ("Toa-UK"), a London-based subsidiary of The Toa Reinsurance Company, Limited (described below).

     In conjunction with the closing of the Castlewood Holdings Transaction, the Company also transferred its shares in Revir Limited ("Revir"), a newly-formed Bermuda holding company, at cost to Castlewood Holdings. Revir then completed the acquisition of two reinsurance companies in run-off, River Thames Insurance Company Limited ("River Thames"), based in London, England, and Overseas Reinsurance Corporation Limited ("Overseas Reinsurance"), based in Bermuda (collectively, the "River Thames Transaction"). The total purchase price of River Thames and Overseas Reinsurance was approximately $15.2 million.

     In August 2002, Castlewood Holdings purchased Hudson Reinsurance Company Limited ("Hudson"), a Bermuda-based company, for approximately $4.1 million. Hudson reinsured risks relating to property, casualty and workers' compensation, on a worldwide basis, and is now administering the run-off of its claims.

     In March 2003, Castlewood Holdings and Shinsei Bank, Limited ("Shinsei") completed the acquisition of all of the outstanding capital stock of Toa-UK for approximately $46 million. Toa-UK underwrote reinsurance business throughout the world between 1980 and 1994, when it stopped writing new business and is currently operating in run-off. The acquisition was effected through Hillcot Holdings Ltd. ("Hillcot"), a newly formed Bermuda company, in which Castlewood Holdings has a 50.1% economic interest and a 50% voting interest. Upon completion of the transaction, Toa-UK's name was changed to Hillcot Re Limited. Hillcot is included in Castlewood Holdings' consolidated financial statements, with the remaining 49.9% economic interest reflected as minority interest. J. Christopher Flowers ("Mr. Flowers"), a member of the Company's board of directors and the Company's largest shareholder, is a director of Shinsei. Castlewood Holdings' results of operations include the results of Toa-UK from the date of acquisition in March 2003.

     In August 2004, Castlewood Holdings awarded a grant of 744 shares of its Class D stock to certain of its employees under a stock-based compensation plan. The plan allows total awards up to a maximum of 7.5% of the total issued share capital of Castlewood Holdings. Of the shares awarded, 242 shares had vested as of December 31, 2004. The remaining shares granted under the award will vest over various periods through April 2009. As a result of the award in August 2004, the Company's economic interest in Castlewood Holdings of 33 1/3% was diluted by 0.44% to 32.89% as of December 31, 2004. As shares issued under the August 2004 award vest and as additional shares are awarded in the future, the Company's economic interest could decrease to a minimum of 30.83%. The Company's voting interest will remain at 50%.

     During 2004, Castlewood Holdings, through one of its subsidiaries, invested a total of approximately $9.1 million in Cassandra Equity LLC and Cassandra Equity (Cayman) LP, (collectively, "Cassandra"), for a 27% interest in each. Cassandra was formed to invest in equity shares of a publicly traded international reinsurance company. J.C. Flowers I LP also owns a 27% interest in Cassandra. J.C. Flowers I LP is a private investment fund, the general partner of which is JCF Associates I LLC. Mr. Flowers is the managing member of JCF Associates I LLC. In March 2005, Cassandra sold all of its holdings for total proceeds of

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approximately $40.0 million. Castlewood Holdings' proportionate share of the proceeds was approximately $10.8 million.

     Also during 2004, Castlewood Holdings, through one of its subsidiaries, completed the acquisition of Mercantile Indemnity Company Ltd., Harper Insurance Limited (formerly Turegum Insurance Company) and Longmynd Insurance Company Ltd. (formerly Security Insurance (UK) Ltd.) for a total purchase price of approximately $4.5 million. Castlewood Holdings recorded an extraordinary gain of approximately $21.8 million relating to the excess of the fair value of the net assets acquired over the cost of these acquisitions.

     During 2003, the Company funded approximately $15.3 million to the JCF CFN Entities in exchange for a 60% interest in such entities. In addition, Castlewood Holdings funded approximately $10.2 million to the JCF CFN Entities in exchange for a 40% interest.

     The JCF CFN Entities invested in Green Tree together with affiliates of J.C. Flowers I LP, affiliates of Fortress Investment Group LLC and affiliates of Cerberus Capital Management, L.P. In June 2003, the JCF CFN Entities invested approximately $25.1 million in exchange for a 3.995% interest in Green Tree. Green Tree completed the purchase of certain assets of Conseco Finance for approximately $630 million in cash plus certain assumed liabilities. The assets consisted primarily of a portfolio of home equity and manufactured housing loan securities as well as the associated servicing businesses. J.C. Flowers I LP is a private investment fund, the general partner of which is JCF Associates I LLC. The managing member of JCF Associates I LLC is Mr. Flowers, a member of the Company's board of directors and the Company's largest shareholder. The JCF CFN Entities accounted for the investment in Green Tree under the equity method of accounting. Because the JCF CFN Entities are consolidated, Green Tree was treated as a partially owned equity affiliate of the Company.

     In July 2004, the JCF CFN Entities, along with certain affiliates of J.C. Flowers I LP, completed the sale of their entire interests in Green Tree to FIT CFN Holdings LLC, an affiliate of Fortress Investment Group LLC, and Cerberus Green Tree Investments, LLC and Cerberus JCF Coinvest, LLC, each an affiliate of Cerberus Capital Management L.P. In exchange for their entire interest, the JCF CFN Entities received aggregate sales proceeds of approximately $40 million in cash. Of this amount, Castlewood Holdings received aggregate sales proceeds of approximately $16 million. The proceeds received by the JCF CFN Entities at completion of the sale were reduced by prior cash distributions of approximately $7.2 million made by Green Tree during 2004. The Company recorded a pre-tax realized gain of approximately $6.9 million on the sale.

     We cannot assure you that any of the above acquisitions will be financially advantageous for the Company. In addition, as described below, the Company's entry into the reinsurance industry, through the operations of its partially-owned equity affiliates, Castlewood Holdings and B.H. Acquisition, and their subsidiaries exposes the Company to risks and uncertainties inherent in the reinsurance industry which could materially and adversely affect the business, financial condition and results of operations of the Company.

     The business of any future acquisition target may be subject to numerous, unpredictable risks. By way of example only, the acquisition target may be subject to government regulation or may depend upon new technology or new product development. In sum, we cannot assure you that the Company will make any acquisition that will bring value or prove financially advantageous to the Company's shareholders.

     The Company faces intense competition in its search for one or more operating businesses. The Company competes with strategic and financial buyers and others looking to acquire suitable operating businesses, who have greater financial resources and greater flexibility in structuring acquisition transactions or strategic relationships than the Company.

LIMITED OPERATING HISTORY

     Because the Company has only recently acquired some of its operating businesses, the Company has a limited operating history on which to base its performance or its prospects. The executive officers and Board of Directors will select acquisitions for the Company. For certain acquisitions, no shareholder approval will be

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necessary. Thus, the Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their beginning stages of development.

     In addition, the Company filed for protection under Chapter 11 of the United States Bankruptcy Code on May 31, 1991, and operated as a reorganized debtor pursuant to its Second Amended Plan of Reorganization, as modified until July 17, 1997, when the United States Bankruptcy Court for the Middle District of Alabama closed the Company's Chapter 11 proceedings by final order.

SUBSTANTIAL CHANGE IN THE NATURE OF THE COMPANY'S BUSINESS

     The Company's long term viability, profitability and growth depend on its ability to successfully realize the plans of the Company's management and Board of Directors. The magnitude of the changes in the Company that have occurred since its emergence from bankruptcy make it difficult to evaluate its future prospects on the basis of historical information relating to the Company. In addition, significant challenges are often encountered in attempting to build a business upon emerging from bankruptcy.

PARTICIPATION IN THE REINSURANCE INDUSTRY

     Through the Company's partially owned equity affiliates, Castlewood Holdings and B.H. Acquisition, and their subsidiaries (collectively, with the Company, "The Group"), the Company has acquired and manages books of reinsurance business from the international markets. The Company is exposed to the following risks and uncertainties, among others, through its participation in the reinsurance industry.

  Fluctuations of the Group's Results

     The reinsurance industry historically has been subject to significant fluctuations and uncertainties. Factors that affect the industry in general could also cause The Group's results to fluctuate. The industry's profitability may be affected significantly by:

     - fluctuations in interest rates, inflationary pressures and other changes in the investment environment, which affect returns on invested capital and may impact the ultimate payout of loss amounts and the costs of administering books of reinsurance business;

     - volatile and unpredictable developments and catastrophic events which could adversely affect the recoverability of reinsurance from The Group's reinsurers;

     - changes in reserves resulting from different types of claims that may arise and the development of judicial interpretations relating to the scope of insurers' liability; and

     - the overall level of economic activity and the competitive environment in the industry.

  Adequacy of Loss Reserves

     The reinsurance subsidiaries of Castlewood Holdings and B.H. Acquisition (the "Reinsurance Subsidiaries") are required to maintain reserves to cover their estimated ultimate liability of losses and loss adjustment expenses for both reported and unreported claims incurred. These reserves are only estimates of what the Reinsurance Subsidiaries think the settlement and administration of claims will cost based on facts and circumstances known to the Reinsurance Subsidiaries. Because of the uncertainties that surround estimating loss reserves and loss adjustment expenses, the Reinsurance Subsidiaries cannot be certain that ultimate losses will not exceed these estimates of losses and loss adjustment reserves. If the Reinsurance Subsidiaries' reserves are insufficient to cover their actual losses and loss adjustment expenses, the Reinsurance Subsidiaries would have to augment their reserves and incur a charge to their earnings. These charges could be material. The difficulty in estimating the Reinsurance Subsidiaries' reserves is increased because the Reinsurance Subsidiaries' loss reserves include reserves for potential asbestos and environmental liabilities. Asbestos and environmental liabilities are especially hard to estimate for many reasons, including the long waiting periods between exposure and manifestation of any bodily injury or property damage, difficulty in identifying the

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source of the asbestos or environmental contamination, long reporting delays and difficulty in properly allocating liability for the asbestos or environmental damage.

  The Reinsurance Subsidiaries' Reinsurers

     The Reinsurance Subsidiaries are subject to credit risk with respect to their reinsurers because the transfer of risk to a reinsurer does not relieve the Reinsurance Subsidiaries of their liability to the insured. In addition, reinsurers may be unwilling to pay the Reinsurance Subsidiaries even though they are able to do so. The failure of one or more of the Reinsurance Subsidiaries' reinsurers to honor their obligations in a timely fashion would impact the Reinsurance Subsidiaries' and the Company's cash flows and reduce their net income and could cause the Reinsurance Subsidiaries and the Company to incur a significant loss.

  Competition in the Reinsurance Industry

     The acquisition of reinsurance companies in run-off is highly competitive. The Group competes in international markets with domestic and international reinsurance companies. Some of these competitors have greater financial resources than The Group, have been operating for longer than The Group and have established long-term and continuing business relationships throughout the reinsurance industry, which can be a significant competitive advantage. As such, The Group may not be able to compete successfully in the future.

  Insurance Laws and Regulations Restrict Operations

     The Group, through its Reinsurance Subsidiaries, is subject to extensive regulation under foreign insurance laws. These laws limit the amount of dividends that can be paid to the Company, Castlewood Holdings and B.H. Acquisition by their Reinsurance Subsidiaries, impose restrictions on the amount and type of investments that they can hold, prescribe solvency standards that must be met and maintained by them and require them to maintain reserves. The Group's failure to comply with these laws could subject it to fines and penalties and restrict it from conducting business. The application of these laws could affect the Company's liquidity and ability to pay dividends on its common shares and could restrict the Company's ability to expand its business operations through acquisitions involving the Company's partially owned affiliates and their subsidiaries.

  Compliance with Insurance Laws and Regulations

     The Company cannot assure that The Group has or can maintain all required licenses and approvals or that its business fully complies with the wide variety of applicable laws and regulations or the relevant authority's interpretation of the laws and regulations. In addition, some regulatory authorities have relatively broad discretion to grant, renew or revoke licenses and approvals. If The Group does not have the requisite licenses and approvals or does not comply with applicable regulatory requirements, the insurance regulatory authorities could preclude or temporarily suspend The Group from carrying on some or all of its activities or monetarily penalize The Group. These types of actions could have a material adverse effect on the Company's business.

DEPENDENCE ON EXECUTIVE OFFICERS, DIRECTORS, AND KEY PERSONNEL

     The success of the Company is highly dependent on the ability of Nimrod T. Frazer, the Company's Chairman and Chief Executive Officer, and the other executive officers and directors of the Company to identify and consummate acquisitions on favorable terms. J. Christopher Flowers has been a director since October 1996 and for the period December 1998 to July 2003 served as Vice Chairman of the Board of Directors. Additionally, in March 2000, John J. Oros was named Executive Vice President and elected as a director of the Company. Mr. Oros was subsequently elected President and Chief Operating Officer in June 2001. The Company believes Mr. Flowers' and Mr. Oros' extensive business and financial talent and experience greatly enhance the Company's ability to locate operating businesses. However, the identification of attractive business opportunities is difficult and involves a high degree of uncertainty, and there can be no

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assurance that the Company's Board of Directors or management will be successful in identifying attractive business opportunities or successfully consummating any transactions.

     Additionally, the success of the Company is also dependent, in part, on key personnel at its partially-owned equity affiliates. The experiences and reputations of the key personnel in the reinsurance industry are important factors in their ability to attract new business.

FOREIGN EXCHANGE LOSSES

     The Group maintains a portion of its investment portfolio in investments denominated in currencies other than United States dollars. Consequently, The Group may experience foreign exchange losses.

     Enstar publishes its consolidated financial statements in U.S. dollars. Therefore, fluctuations in exchange rates used to convert other currencies, particularly other European currencies including the Euro and British pound, into U.S. dollars will impact the Company's reported consolidated financial condition, results of operations and cash flows from year to year.

POSSIBLE VOLATILITY OF STOCK PRICE

     The market price for the Company's common stock may fluctuate substantially due to, among other things, the following factors:

     - announcements with respect to an acquisition;

     - changes in the value of the Company's assets;

     - quarterly operating results of the Company;

     - changes in general conditions in the economy;

     - the financial markets; and

     - adverse press or news announcements.

     In addition, from time to time the stock market experiences significant price and volume fluctuations. This volatility affects the market prices of securities issued by many companies for reasons unrelated to their operating performance.

GENERAL ECONOMIC RISKS AND BUSINESS CYCLES

     Acquisitions are affected by current economic conditions and the business cycle. There can be no assurance that economic conditions or the status of the business cycle will be favorable.

RISK OF NO DIVERSIFICATION

     The Company does not plan to diversify across several industries. In fact, the Company may decide to acquire additional businesses operating in a single industry.

FINANCING LIMITATIONS

     The Company may be outbid by another company with respect to any given acquisition and there may be certain financing contingencies that will restrict the ability of the Company to make a given acquisition.

ANTITAKEOVER PROVISIONS

     The Company's Articles of Incorporation and Bylaws contain provisions that may discourage other persons from attempting to acquire control of the Company. Such provisions include, among others, a classified board of directors and procedural requirements in connection with shareholder nominations for election of directors. The Company has also elected to be subject to certain provisions of the Georgia Business Corporation Code and has adopted a share purchase rights plan. The market price of the Company's common

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stock may be affected by the forgoing provisions and agreements which inhibit or discourage take-over attempts.

TAX CONSIDERATIONS

     The Company has claimed deductions for net operating loss carryforwards ("NOLs") totaling approximately $76.3 million on its federal income tax returns for its taxable years ended August 31, 1997 through 2003. The Company has remaining NOLs of approximately $18.5 million that may be deductible in the tax year ended August 31, 2004 (subject to applicable limitations under the Internal Revenue Code). Although the Company believes that it is entitled to the deductions for NOLs that it has claimed or intends to claim on its federal income tax returns for the taxable years ended August 31, 1997 through 2004, there can be no assurance that the Internal Revenue Service will not challenge the Company's position or as to the result of any such challenge.

     This Safe Harbor Statement supersedes the Safe Harbor Statement filed as
Exhibit 99.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2003.

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